Resolutions Adopted by the Board of Directors

of the Artisan Partners Funds, Inc. on November 13, 2018

WHEREAS, the officers of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) have taken action to cause Artisan Partners Funds to be insured against loss arising from larceny or embezzlement under a registered management investment company bond issued by ICI Mutual Insurance Company (the “Bond”), which insures Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Partners Distributors LLC and certain other affiliates of Artisan Partners (collectively referred to as the “Artisan Entities”) jointly with Artisan Partners Funds in the amount of $7,500,000 per occurrence;

WHEREAS, the board of directors has considered the adequacy of the Bond with due consideration to (i) the amount and type of coverage to be provided by the Bond, (ii) the aggregate value of the assets of Artisan Partners Funds to which any person covered by the Bond may have access, (iii) the types and terms of the arrangements made by Artisan Partners Funds for the custody and safekeeping of its assets, (iv) the nature and method of conducting Artisan Partners Funds’ operations, (v) the nature of the securities in Artisan Partners Funds’ portfolios and (vi) the accounting procedures and controls of Artisan Partners Funds; and

WHEREAS, the board of directors has considered the allocation of premium on the Bond to Artisan Partners Funds pursuant to the Fifth Amended and Restated Fidelity Bond Allocation Agreement dated as of May 11, 2010 among Artisan Partners Funds and the Artisan Entities (the “Agreement”), including the number of other insureds, the nature of the business activities of the other insureds, the amount of the Bond, the amount of the premium for the Bond, the proposed allocation of the premium, and the extent to which the share of the premium allocated to Artisan Partners Funds is less than the premium Artisan Partners Funds would be required to pay to carry a single-insured bond in the same amount;

RESOLVED, that $7,500,000 per occurrence, with primary coverage allocated to Artisan Partners Funds of $2,500,000, is determined to be a reasonable amount of fidelity bond coverage to be maintained by Artisan Partners Funds in accordance with Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940, as amended (the “1940 Act”);

RESOLVED FURTHER, that the form of the Bond, under which Artisan Partners Funds is insured for the period from 12:01 a.m. November 21, 2018 through 12:01 a.m. November 21, 2019, is ratified and approved;

RESOLVED FURTHER, that the allocations of the premium for and proceeds of recovery under the Bond in the Agreement as presented to this meeting and described in the Agreement are equitable to Artisan Partners Funds; and

RESOLVED FURTHER, that the Secretary of Artisan Partners Funds, or his or her designee, is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the 1940 Act.